July 30, 2010

Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Flushing Financial Corporation
Form 10-K for the period ended December 31, 2009, filed March 15, 2010
Forms 10-Q for the quarterly period ended March 31, 2010, filed May 7, 2010
Schedule 14A, filed April 8, 2010
File No. 001-33013

Dear Mr. Clampitt:

We have received the comments, by letter dated June 17, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above listed filings. For ease of response we have shown each of the comments followed by our response.

Form 10-K

General
1.	Please correct the file number of all of your filings to be File No. 001-33013 instead of 000-24272.

Flushing Financial Corporation Response
Our future filings will include the File No. 001-33013.

Business, Page 1
Overview, page 1

2.	Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:
•
Revise the fourth paragraph to clarify that over 95 percent of your loans are for real estate with most of it in multi-family properties, commercial properties and one to four family mixed use properties, as required by Item 101(c)(1)(i);

•	Revise the sixth, seventh and eighth paragraphs to describe the current status of each of the businesses including revenues from each;
•	Revise the ninth paragraph to identify this transaction as part of the Troubled Asset Relief Program (“TARP”); and

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•
Address any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, as required by Item 101(c)(1).

Flushing Financial Corporation Response
•
Future filings of our Form 10-K will disclose the percentage of our loans that are for real estate with most of it in multi-family properties, commercial properties and one-to-four family mixed use properties.

•
Future filings of our Form 10-K will disclose the total deposits of our internet branch, iGObanking.com®, and Flushing Commercial Bank in the Overview section. We disclosed under Sources of Funds on page 24 the total deposits of iGObanking.com® of $323.7 million and $217.7 million as of December 31, 2009 and 2008, respectively, and Flushing Commercial Bank of $359.3 million and $211.8 million as of December 31, 2009 and 2008, respectively. As disclosed in the third paragraph of the Overview section on page 1, management views the Company as operating as a single unit – a community savings bank. We therefore believe the disclosure of revenues is not required for any portion of the business.

•
Future filings of our Form 10-K and Form 10-Q will disclose the equity securities issued to the U.S. Treasury as part of the Troubled Asset Relief Program (“TARP”) in each place this transaction is mentioned.

•
Future filings of our Form 10-K will include a discussion of changes in our business as a result of economic conditions in our market area and our financial condition including increases in defaults and foreclosures in the Overview section. These issues are also addressed in other areas of the Business section of our Form 10-K. The following pertains to our Form 10-K for the year ended December 31, 2009. We have not included a discussion on foreclosures as the amount of foreclosures in 2009, approximately $2.6 million, is not material to our financial statements.

“Our operating results are significantly affected by national and local economic conditions, including the strength of the local economy. The national and regional economies were generally considered to be in a recession from December 2007 through the middle of 2009.  This resulted in increased unemployment and declining property values, although the property value declines in the New York metropolitan area have not been as great as many other areas of the country. While the national and regional economies showed signs of improvement during the second half of 2009, unemployment has remained at elevated levels, increasing to 10.4% in December 2009 from 6.90% in December 2008 for the New York City region (source: New York State Department of Labor), the market in which we operate. These economic conditions can result in borrowers defaulting on their loans. This deterioration in the economy resulted in an increase in our non-performing loans during 2008 and 2009, with non-performing loans totaling $85.9 million at December 31, 2009 and $40.0 million at December 31, 2008 compared to non-performing loans totaling $5.9 million at December 31, 2007. Net charge-offs of impaired loans also increased to $10.2 million in 2009 from $1.2 million in 2008 and $0.4 million in 2007. In response to the economic conditions in our market and the increase in non-performing loans, we began tightening our conservative underwriting standards in 2008 to reduce the risk associated with lending. The current economic conditions have also resulted in a reduction in loan demand. Combining the reduced demand with our tightened underwriting standards, our loan originations and purchases for 2009 declined to $500.6 million from $667.6 million in 2008 and $757.4 million in 2007.”

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Competition, page 3

3.	Please provide to us and undertake to include in your future filings, disclosure required by Item 101(c)(x) including, but not limited to, the following:

•	Estimate the number of competitors and your competitive position;
•	Identify the principal methods of competition; and
•	Identify and explain both the positive and negative factors pertaining to your competitive position.

Flushing Financial Corporation Response
•	Future filings of our Form 10-K will include a revised Competition section, such as that shown below.

“We face intense competition both in making loans and in attracting deposits. Our market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence, and all of which are competitors to varying degrees. Particularly intense competition exists for deposits, as we compete with over 250 banks, thrifts and credit unions located within five miles of our branch locations. Our market share of deposits is approximately 0.5% of the total deposits of these competing financial institutions. In addition, we compete with the stock market and mutual funds for customers’ funds. Particularly intense competition also exists in all of the lending activities we emphasize. In addition to the financial institutions mentioned above, we compete against mortgage banks and insurance companies located both within our market and available on the internet. The internet banking arena also has many larger financial institutions which have greater financial resources, name recognition and market presence. Our future earnings prospects will be affected by our ability to compete effectively with other financial institutions and to implement our business strategies. Our strategy for attracting deposits includes using various marketing techniques, delivery of enhanced technology and customer friendly banking services, and focus on the unique personal and small business banking needs of the multi-ethnic communities we serve. Our strategy for attracting new loans is primarily dependent on the timely response we provide to applicants and maintaining a network of quality brokers. For a discussion of our business strategies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Management Strategy” included in Item 7 of this Annual Report.”

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Lending Activities – page 3

4.	Please provide to us and undertake to include in your future filings, revised disclosure as follows:

•	Revise the table on page 7 to include all loans (including multi-family residential loans, loans for one-to-four family mixed use properties and multi-family residential loans);
•	Revise the third paragraph of the subsection entitled “Multi-Family Residential Lending,” on page 7 to explain the “greater degree of risks” associated with these loans; and
•
Revise the third paragraph of the subsection entitled “Multi-Family Residential Lending,” on page 7 to explain, in the third paragraph of the subsection entitled “One to Four Family Mortgage Lending” the extent to which you have made loans on the basis of “stated income” and provide detail regarding the “various levels of income verification” to which your refer.

Flushing Financial Corporation Response
•	The revised table for page 7 is shown on page 23 of this letter.
•
Future filings of our Form 10-K will include a revised third paragraph of the subsection entitled “Multi-Family Residential Lending,” on page 7 to explain the “greater degree of risks” associated with these loans, such as that shown below.

“Loans secured by multi-family residential property generally involve a greater degree of risk than residential mortgage loans and carry larger loan balances.  The increased credit risk is the result of several factors, including the concentration of principal in a smaller number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty in evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family residential property is typically dependent upon the successful operation of the related property, which is usually owned by a legal entity with the property being the entity’s only asset.  If the cash flow from the property is reduced, the borrower’s ability to repay the loan may be impaired. If the borrower defaults, our only remedy may be to foreclose on the property, whose market value may be less than the balance due on the related mortgage loan.  Loans secured by multi-family residential property also may involve a greater degree of environmental risk. We seek to protect against this risk through obtaining an environmental report.  See “—Asset Quality — Environmental Concerns Relating to Loans.”

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•
We respectfully submit we disclosed the amount of these loans made during each of the past three years on page 9 of our Form 10-K for the year ended December 31, 2009. We will add a disclosure of the balance outstanding as of the most recent balance sheet date presented. As of December 31, 2009, we had $28.3 million outstanding of one-to-four family – residential properties originated to individuals based on stated income and verifiable assets. As of December 31, 2009, we had $59.5 million advanced on home equity lines of credit for which we did not verify the borrowers’ income. The various levels of income verification were as follows: (1) prior to May 2008, we did not verify the income of borrowers for home equity lines of credit; (2) from May 2008 through September 2009, we did not verify the income of borrowers for home equity lines of credit for amounts up to and including $100,000; and (3) after September 2009 we verified the income for all borrowers for home equity lines of credit.

Sources of Funds, page 24

5.
Noting the significant amount of brokered deposits, please provide to us and undertake to include in your future filings, a Risk Factor containing a discussion of the benefits and cost to you of brokered deposits which comprise more than fifteen percent of your deposits in 2009.

Flushing Financial Corporation Response
We will include the following Risk Factor in our next Form 10-Q and Form 10-K, subject to applicable materially and updating.

“Our Ability to Obtain Brokered Certificates of Deposit as an Additional Funding Source Could be Limited
We utilize brokered certificates of deposit as an additional funding source. The Savings Bank had $480.1 million, or 16.5% of total deposits, and $430.7 million, or 16.0% of total deposits, in brokered deposit accounts at June 30, 2010 and December 31, 2009, respectively.  We have obtained brokered certificates of deposit primarily when the interest rate on these deposits is below the prevailing interest rate in our market, or when obtaining them allowed us to extend the maturities of our deposits at favorable rates. Brokered certificates of deposit provide a large deposit for us at a lower operating cost since we only have one account to maintain versus several accounts with multiple interest and maturity checks. Unlike non-brokered certificates of deposit, where the deposit amount can be withdrawn with a penalty for any reason, including increasing interest rates, a brokered certificate of deposit can only be withdrawn in the event of the death, or court declared mental incompetence, of the depositor. This allows us to better manage the maturity of our deposits. We also utilize brokers to obtain money market account deposits. These accounts are similar to brokered certificate of deposit accounts in that we only maintain one account for the total deposit per broker, with the broker maintaining the detailed records of each depositor.

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The FDIC has promulgated regulations implementing limitations on brokered deposits. Under the regulations, well-capitalized institutions, such as the Savings Bank, are not subject to brokered deposit limitations, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to restrictions on the interest rate that can be paid on such deposits. Undercapitalized institutions are not permitted to accept brokered deposits.  Pursuant to the regulation, the Savings Bank, as a well-capitalized institution, may accept brokered deposits. Should our capital ratios decline, this could limit our ability to replace brokered deposits when they mature.

The maturity of brokered certificates of deposit could result in a significant funding source maturing at one time. Should this occur, it might be difficult to replace the maturing certificates with new brokered certificates of deposit as there may not be a sufficient source of new brokered certificates of deposit at that time, or the rates and maturities of brokered certificates of deposit available may not be those we would be seeking to obtain at that time. The Savings Bank mitigates this risk by obtaining brokered certificates of deposit with various maturities ranging up to five years, and attempts to avoid having a significant amount maturing in any one year.”

Risk Factors page 43

6.
Please provide to us and undertake to include in your future filings, a risk factor to address the risk from your concentration of ninety five percent of your loan portfolio in real estate loans at a time when the real estate industry in your market area is suffering from excess inventory, depressed sale prices and low sales and when delinquencies and foreclosures on residential and commercial real estate loans remain high. Address the risks associated with your concentration of real estate loans in New York City and the concentration of loans in commercial real estate.

Flushing Financial Corporation Response

We will revise two of the Risk Factors in our next Form 10-Q and Form 10-K, subject to applicable materially and updating factors, such as shown below. We believe that two revised risk factors address the risk of our loan concentration in real estate loans and the economic conditions in the market in which we operate.

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“Our Lending Activities Involve Risks that May Be Exacerbated Depending on the Mix of Loan Types

At June 30, 2010, our gross loan portfolio was $3,271.3 million, of which 91% was mortgage loans secured by real estate. The majority of these real estate loans were secured by multi-family residential property ($1,214.8 million), commercial real estate ($682.5 million) and one-to-four family mixed-use property ($737.2 million), which combined represent 81% of our loan portfolio. Our loan portfolio is concentrated in the New York City metropolitan area. Multi-family residential, one-to-four family mixed use property, and commercial real estate mortgage loans, and construction loans, are generally viewed as exposing the lender to a greater risk of loss than fully underwritten one-to-four family residential mortgage loans and typically involve higher principal amounts per loan. Multi-family residential, one-to-four family mixed-use property and commercial real estate mortgage loans are typically dependent upon the successful operation of the related property, which is usually owned by a legal entity with the property being the entity’s only asset. If the cash flow from the property is reduced, the borrower’s ability to repay the loan may be impaired. If the borrower defaults, our only remedy may be to foreclose on the property, whose market value may be less than the balance due on the related mortgage loan. We attempt to mitigate this risk by generally requiring a loan-to-value ratio of no more than 75% at a time the loan is originated. Repayment of construction loans is contingent upon the successful completion and operation of the project. The repayment of commercial business loans (the increased origination of which is part of management’s strategy), is contingent on the successful operation of the related business. Changes in local economic conditions and government regulations, which are outside the control of the borrower or lender, also could affect the value of the security for the loan or the future cash flow of the affected properties. We continually review the composition of our mortgage loan portfolio to manage the risk in the portfolio.

In addition, from time-to-time, we have originated one-to-four family residential mortgage loans without verifying the borrower’s level of income. These loans involve a higher degree of risk as compared to our other fully underwritten one-to-four family residential mortgage loans. These risks are mitigated by our policy to generally limit the amount of one-to-four family residential mortgage loans to 80% of the appraised value or sale price, whichever is less, as well as charging a higher interest rate than when the borrower’s income is verified.  At June 30, 2010, we had $32.7 million outstanding of one-to-our family – residential properties originated to individuals based on stated income and verifiable assets, and $60.1 million advanced on home equity lines of credit for which we did not verify the borrowers income. The total loans for which we did not verify the borrower’s income at June 30, 2010 was $92.9 million, or 2.8% of gross loans. These types of loans are generally referred to as “Alt A” loans since the borrower’s income was not verified. These loans are not as readily saleable in the secondary market as our other fully underwritten loans, either as whole loans or when pooled or securitized. We no longer originate one-to-four family residential mortgage loans or home equity lines of credit to individuals without verifying their income. We have not originated, nor do we hold in portfolio, any sub prime loans.

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In assessing our future earnings prospects, investors should consider, among other things, our level of origination of one-to-four family residential mortgage loans (including loans originated without verifying the borrowers income), our emphasis on multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans, and commercial business and construction loans, and the greater risks associated with such loans.”

“Our Results of Operations May Be Adversely Affected by Changes in National and/or Local Economic Conditions

Our operating results are affected by national and local economic and competitive conditions, including changes in market interest rates, the strength of the local economy, government policies and actions of regulatory authorities.  The national and our regional economies were generally considered to be in a recession from December 2007 through the middle of 2009.  This resulted in increased unemployment and declining property values, although the property value declines in the New York metropolitan area have not been as great as many other areas of the country. While the national and regional economies showed signs of improvement since the second half of 2009, unemployment has remained at elevated levels. The housing market in the United States continued to see a significant slowdown during 2009, and foreclosures of single family homes rose to levels not seen in the prior five years.  The downturn in the housing market has continued in 2010, although the downturn has slowed. These economic conditions can result in borrowers defaulting on their loans, or withdrawing their funds on deposit at the Banks to meet their financial obligations.  While we have seen an increase in deposits, we have also seen a significant increase in delinquent loans, resulting in an increase in our provision for loan losses. This increase in delinquent loans primarily consists of mortgage loans collateralized by residential income producing properties that are located in the New York City metropolitan market. Given New York City’s low vacancy rates, the properties have retained their value and have provided us with low loss content in our non-performing loans. We cannot predict the effect of these economic conditions on our financial condition or operating results.

A decline in the local economy, national economy or metropolitan area real estate market could adversely affect our financial condition and results of operations, including through decreased demand for loans or increased competition for good loans, increased non-performing loans and loan losses and resulting additional provisions for loan losses and for losses on real estate owned.  Although management believes that the current allowance for loan losses is adequate in light of current economic conditions, many factors could require additions to the allowance for loan losses in future periods above those currently maintained.  These factors include: (1) adverse changes in economic conditions and changes in interest rates that may affect the ability of borrowers to make payments on loans, (2) changes in the financial capacity of individual borrowers, (3) changes in the local real estate market and the value of our loan collateral, and (4) future review and evaluation of our loan portfolio, internally or by regulators.  The amount of the allowance for loan losses at any time represents good faith estimates that are susceptible to significant changes due to changes in appraisal values of collateral, national and regional economic conditions, prevailing interest rates and other factors.

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These same factors have caused delinquencies to increase for the mortgages which are the collateral for the mortgage-backed securities we hold in our investment portfolio. Combining the increased delinquencies with liquidity problems in the market has resulted in a decline in the market value of our investments in mortgage-backed securities. There can be no assurance that the decline in the market value of these investments will not result in an other-than-temporary impairment charge being recorded in our financial statements.”

7.	Please provide to us and undertake to include in your future filings, a revised second risk factor, on page 44, to address
•
revise the first paragraph to explain the “greater risk” from the specified loans are due to the fact that in contrast to residential mortgages where the borrowers are individuals, the borrowers are legal entities that only have one asset and one source of revenues which is the property for which you have made the loan and therefore if the property fails to generate enough income on a day to day basis to pay the monthly payments for the principal and interest on the loan, the borrowers must default and your only remedy is to seize the property which may be worth less than the amount of the loan; and

•
revise the second paragraph and the caption to quantify the dollar amount and percentage of your loans for which you did not verify the borrower’s income and disclose whether or not you continue to make loans without verifying income or other information; and

•	disclose the amount and percentage of your loan portfolio that are subprime or alt A loans.

Flushing Financial Corporation Response
Please see response to comment #6 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Trends and Contingencies, page 58

8.
Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of the causes and effects of the following:

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•
trends in the number and aggregate amount of loans that you have charged off, foreclosed, restructurings as “troubled debt restructurings” and the type and magnitude of concessions you have made and the number of among of commercial real estate loans that you have restructured into multiple new loans:

•
trends in the number, size and types of new loans that you are originating and, separately, that you are purchasing from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in commercial real estate and the dollar amount and percentage in residential real estate and the amount of participatory loans; and

•	trends in the amount of deposits and the amount and percent of your deposits that are brokered deposits.
•	trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
•	trends over the past three years in home price index, residential real estate sales and single family and multifamily building permits in your market area; and
•	trends over the past three years in the unemployment rate in your market area (disclosing the actual rate) and in median household income in your market area.

Flushing Financial Corporation Response
We will expand the discussion on Trends and Contingencies to include additional areas of our business. While we included some of these disclosures in other areas in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K, we will include them in this section in future filings of our Form 10-K. Additional disclosures will include those as shown below. There is no discussion of restructured loans classified as ‘troubled debt restructurings” as we only had five loans, totaling $2.5 million, at December 31, 2009. We do not consider this amount to be material to our consolidated statement of financial position. We have not restructured any loans into multiple new loans. There is no discussion of participatory loans as at December 31, 2009 we held $34.5 million of such loans, which we do not consider material to our consolidated statement of financial position.

“Loan originations and purchases declined to $500.6 million in 2009 from $667.6 million in 2008 and $757.4 million in 2007. The economic conditions we have experienced since the end of 2007 have reduced loan demand in our market. We also began tightening our conservative underwriting standards during 2008 to reduce the risk associated with lending. During 2009, we also reduced our focus on commercial real estate and one-to-four family mixed-use residential property mortgage loans, which represented $112.3 million, or 28%, of our mortgage loan originations and purchases in 2009 compared to $300.6 million, or 50%, in 2008, and $327.7 million, or 50%, in 2007. While we primarily rely on originating our own loans, we purchased $43.3 million of loans in 2009 compared to $65.3 million in 2008 and $11.6 million in 2007. We purchase loans when the loans compliment our loan portfolio strategy. Loans purchased must meet our underwriting standards. During the three year period ended December 31, 2009, the allocation of our loan portfolio has remained fairly consistent. The majority of our loans are collateralized by real estate, which comprised 95.1% of our portfolio at December 31, 2009 compared to 96.5% at December 31, 2008 and 95.2% at December 31, 2007. Multi-family residential mortgage loans comprised 36.2%, 33.8% and 35.8% of our loan portfolio at December 31, 2009, 2008 and 2007, respectively. Commercial real estate mortgage loans comprised 24.7%, 25.5% and 23.2% of our loan portfolio at December 31, 2009, 2008 and 2007, respectively. One-to-four family – mixed-use property mortgage loans comprised 23.2%, 25.5% and 25.5% of loan portfolio at December 31, 2009, 2008 and 2007, respectively. One-to-four family residential mortgage loans comprised 7.8%, 8.1% and 6.0% of loan portfolio at December 31, 2009, 2008 and 2007, respectively.

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Due to depositors increased $228.7 million and $434.7 million in 2009 and 2008, respectively.  Lower-costing core deposits increased $434.7 million and higher-costing certificates of deposit decreasing $205.9 million in 2009. During 2008, lower-costing core deposits increased $165.6 million and higher-costing certificates of deposit increasing $269.1 million. We increased our reliance on brokered deposits during 2008, and maintained this level of reliance in 2009. Brokered deposits represented 16.0%, 15.6% and 10% of total deposits at December 31, 2009, 2008 and 2007 respectively.

The national and regional economies were generally considered to be in a recession from December 2007 through the middle of 2009.  Building permits for one-to-four family residential properties, multi-family residential properties, and commercial properties all declined over this time period to historically low levels. This resulted in increased unemployment and declining property values, although the property value declines in the New York metropolitan area have not been as great as many other areas of the country. The majority of our impaired loans are income producing residential properties located in the New York Metropolitan market. Due to the low vacancy rates for these types of properties, they have retained more of their value, thereby reducing their loss content. While the national and regional economies showed signs of improvement during the second half of 2009, unemployment has remained at elevated levels. The unemployment rate in our market increased to 10.4% in December 2009 from 6.90% in December 2008 and 4.7% in December 2007 (source: New York State Department of Labor). These economic conditions can result in borrowers defaulting on their loans. This deterioration in the economy resulted in an increase in our impaired loans to $85.9 million at December 31, 2009 from $40.1 million at December 31, 2008 and $5.9 million at December 31, 2007. While impaired loans have increased, we have not yet experienced a significant increase in foreclosed properties due to an extended foreclosure process in our market. The deterioration in the economy also resulted in an increase in charge-offs from impaired loans, which increased to $10.4 million in 2009 from $1.3 million in 2008 and $0.4 million in 2007.  The majority of charge-offs we recorded were to reduce the carrying value of impaired loans to 90% of their current value. We increased our  provision for loan losses to $19.5 million in 2009 compared to $5.6 million in 2008 and none in 2007. We cannot predict the effect of these economic conditions on the Company’s future financial condition or operating results.”

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Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Securities Available for Sale, pages 82

9.	Please tell us and revise your policy in future filings to clearly state how the company estimates OTTI on debt securities and equity securities, respectively.
Please see ASC 320-10-35 and Topic 5.M of the Staff Accounting Bulletins.

Flushing Financial Corporation Response
We will revise the description of our policy for how we estimate OTTI in future filings, such as shown below.

“In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the current interest rate environment, (3) the financial condition and near-term prospects of the issuer, if applicable, and (4) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Other-than-temporary impairment losses for debt securities are measured using a discounted cash flow model. Other-than-temporary impairment losses for equity securities are measured using quoted market prices, when available, or, when market quotes are not available due to an illiquid market, quotes from several investment brokers.”

Real Estate Owned, page 84

10.
We note your disclosure which states REO is carried at the lower of cost or estimated realizable value (which is based on appraised value with certain adjustments less estimated costs to sell).  Please tell us the nature of the “certain adjustments,” and reconcile your disclosure here to disclosures elsewhere where you indicate the value is determined by appraised value merely adjusted for cost to sell (e.g. page 116, Note 16).  Please advise and revise your future filings as necessary.

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Flushing Financial Corporation Response
We will revise future filings to consistently use the disclosure shown on page 116 in Note 16, as this is the policy we adhere to.

11.	In regards to how your measure impairment for impaired loans that are collateral dependent, please tell us and revise your future filings to discuss the following:

•
The approximate amount and percentage of impaired collateral dependent loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available:

•
The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process;

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

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Whether appraisal data is the sole source of your collateral valuations or whether you use multiple valuation approaches to determine the fair value of the underlying collateral. If multiple valuation approaches are used, describe the methods used and significant assumptions and weighting;

•
In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•	For those impaired loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Flushing Financial Corporation Response
We will revise future filings of our Form 10-K, such as shown below.
•
As of December 31, 2009, we utilized recent third party appraisals of the collateral to measure impairment for $29.1 million, or 28.9%, of collateral dependent impaired loans, and used internal evaluations of the property’s value for $71.7 million, or 71.1%, of collateral dependent impaired loans.

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•
We recognize a loan as non-performing when the borrower has indicated the inability to bring the loan current, or due to other circumstances which, in our opinion, indicate the borrower will be unable to bring the loan current within a reasonable time, or if the collateral value is deemed to have been impaired. All loans classified as non-performing, which includes all loans past due ninety days or more, are classified as non-accrual unless there is, in our opinion, compelling evidence the borrower will bring the loan current in the immediate future. Appraisals and/or updated internal evaluations are obtained as soon as practical, and before the loan becomes 90 days delinquent. We recognize as loss any value of the property above 90% of the current value when the loan is classified as non-performing. We review our allowance for loan losses on a quarterly basis, and record as a provision the amount deemed appropriate, after considering current year charge-offs, charge-off trends, new loan production, current balance by particular loan categories, and delinquent loans by particular loan categories. The Board of Directors reviews and approves the adequacy of the allowance for loan losses on a quarterly basis. We have not incurred any significant time lapses in this process.

•
We monitor loans on an ongoing basis by reviewing the status of payments and conducting annual inspections of properties. We also review, where available, annual operating statements for income producing properties and the related income tax returns. When a loan becomes delinquent, we conduct a site inspection, contact the borrower, and attempt to meet with the borrower. We ask the borrower to provide current operating statements for income producing properties. We also attempt to arrange, when appropriate, short-term repayment plans to bring the borrower current.  At times, we may restructure a loan to enable a borrower to continue making payments when it is deemed to be in our best long-term interest. This restructure may include reducing the interest rate or amount of the monthly payment for a specified period of time, after which the interest rate and repayment terms revert to the original terms of the loan. We classify these loans as “Troubled Debt Restructured,” and also classify these loans as non-performing loans.

•
We use multiple valuation approaches in evaluating the underlying collateral. These include obtaining a third party appraisal, an income approach and a sales approach. When obtained, third party appraisals are given the most weight. The income approach is used for income producing properties, and uses current revenues less operating expenses to determine the net cash flow of the property. Once the net cash flow is determined, the value of the property is calculated using an appropriate capitalization rate for the property. The sales approach uses comparable sales prices in the market. When we do not obtain third party appraisals, we place greater reliance on the income approach to value the collateral.

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•
In preparing internal evaluations of property values, we seek to obtain current data on the subject property from various sources, including: (1) the borrower, (2) copies of existing leases, (3) local real estate brokers and appraisers, (4) public records (such as for real estate taxes and water and sewer charges), (5) comparable sales and rental data in the market, (6) an inspection of the property, and (7) interviews with tenants. Internal evaluations are reviewed by our in-house appraiser and/or our Executive Vice President/Chief of Real Estate Lending. These internal evaluations primarily focus on the income approach and comparable sales data to value the property.

•
We review each impaired loan to determine if a specific valuation allowance is to be allocated to the loan. We do not allocate a specific valuation allowance to loans for which we have concluded the current value of the underlying collateral will allow for recovery of the loan balance either through the sale of the loan or by foreclosure and sale of the property.

Note 3 – Loans, page 85

12.
Please provide us with, and revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses.  Refer to ASC 310-10-50-15.

Flushing Financial Corporation Response
At December 31, 2009, there were $60.5 million of impaired loans for which the allocated portion of the allowance was $9.6 million, and $25.4 million of impaired loans for which no portion of the allowance was allocated. At December 31, 2008, there were $40.1 million of impaired loans for which the allocated portion of the allowance was $5.6 million. There were no impaired loans at December 31, 2008 that did not have a portion of the allowance allocated. We will revise this disclosure in our next Form 10-Q and future filings.

Note 5 – Debt and Equity Securities, page 87

13.	We note significant unrealized losses related to your single issue and pooled trust preferred securities at December 31, 2009. Please address the following:

(a)
Provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009.  Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

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(b)
We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities.  Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	Deferrals and defaults:
a.	Tell us in detail how you develop your estimate of future deferrals and defaults.
b.
Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimated of deferral and defaults for each security owned.

c.	Tell us and disclose if you treat actual deferrals the same as defaults.
d.
Tell us and disclose your recover rate assumption and how you determine it.  Specifically if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

•	Prepayment rate:
a.	Based on the terms of your security, explain to us how repayments can occur (e.g. call dates, auction dates, etc.).
b.	Tell us and disclose your prepayment assumption and how you determine it.
c.	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
d.	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
e.	If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
f.	If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

(c)	Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

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(d)
Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each pooled trust preferred security with at least one rating below investment grade, disclose expected deferrals and defaults as a percentage of the remaining performing collateral as of the most recent period end.  Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions as presented in the note, to allow an investor to understand why this information is relevant and meaningful.

Flushing Financial Corporation Response
(a)
We respectfully submit the disclosure included on page 88 of our Form 10-K for the year ended December 31, 2009 relating to the evaluation of other-than-temporary impairment charges on our holdings of single issuer and pooled trust preferred securities at December 31, 2009 was a detailed description of our analysis. Our description included:

Stating we evaluate these securities using an impairment model that is applied to debt securities.
Stating the review included evaluating the financial condition of each counter party which represents the collateral for the security.
Listing the significant assumptions used in determining the present value of the cash flows of the securities for which an OTTI charge was recorded.
Each of the significant assumptions used in the cash flow analysis were given equal weight. In future filings of our Form 10-K we will disclose that the analysis was conducted by an independent third party, and that, after discussions, we agreed with the assumptions and approach used in the evaluation.
(b)	The following discusses our assumptions.

•	Deferrals and defaults
a. The estimate of future deferrals and defaults is based on historical default rates for bank debt over an extended time period. The average default rate for the entire FDIC-insured banking industry was 0.38% over a 31 year period from 1970 to 2001. Fitch IBCA calculated a 30-year cumulative default rate of 9.8% measured in number of charters terminated for FDIC-insured commercial banks with $200 million to $10 billion in assets. Each of these default rates approximates a default rate of 1.2% every three years, the assumption used in our analysis. Each of these studies covered an extended time period during which there were significant bank failures. Therefore, we believe these default rates are indicative of default rates that may be experienced over the remaining life of the securities, which mature in approximately 20 years.

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b. We reviewed a listing of the financial institutions, including those currently deferring interest payments, whose debt is included in each pooled trust preferred security. This listing shows the capital ratios, level of loan delinquencies, and other key operating ratios for each institution, including the change from the prior quarter. We used the same default rate for each security as each had the same characteristics in their underlying issuers. For the single issue securities, we reviewed the financial statements for the institutions, and concluded they would not default.
c. We treat actual deferrals the same as defaults, unless there is compelling evidence a recovery is likely.
d. At December 31, 2009 and March 31, 2010, we assumed there would be no recoveries on deferring and defaulting securities, or on assumed future defaults. Through March 31, 2010, there have been no recoveries on issues which defaulted, nor have any issuers deferring interest payments resumed payments. In addition, institutions deferring interest payments are usually operating under a written agreement with their regulator which prohibits the payment of interest and principal on the securities, and subjects them to closure if their financial situation does not improve to specified levels in the near term.

•	Prepayment rate
a. Prepayments can currently, and in the future, occur on our securities on a quarterly basis, provided the institutions are not prohibited from calling their securities under a regulatory agreement or directive. In addition, one of the trust preferred securities allows the trustee to hold an auction call in 2013.
b. We assumed that no securities will prepay. The issuers of the individual securities underlying the pooled securities we own are financial institutions that include the securities they issued in regulatory capital. The financial industry has been in an uncertain environment for the past several years, with financial institutions being required by their regulators to maintain or increase capital. In addition, the market for issuing new trust preferred securities has been essentially non-existence since late 2007. When new trust preferred securities have been issued, which has been very limited, the rates paid on the new issues are substantially above the rates being paid on the issues in the pooled trust preferred securities we own. These factors make it highly unlikely that issues will be prepaid. Therefore, we assumed a zero prepayment assumption.
c. We did not change our prepayment assumption during the year as we did not see prepayments occur in the securities we own.

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d. The use of a prepayment speed of 1% would increase the credit loss by approximately 1% of the outstanding paying collateral. We concluded that unless the prepayment speed was significant, which we believe is unlikely, the use of a prepayment speed would not have a significant effect on the amount of OTTI charge recorded.
e. We used a prepayment speed of 0% due to the current economic and regulatory environment, and current market conditions in which the issuance of new trust preferred securities is highly unlikely.
f. The use of a prepayment speed of 1% would have resulted in increasing the OTTI charge we recorded in income from $2.8 million to $3.0 million, which we considered as not material.

(c) We inquire of an independent outside third party as to defaults or deferrals that occur after the balance sheet date. If they occur, the analysis is performed to determine if a material adjustment is required to our financial statements. If the adjustment were to be material, we would record the adjustment in our financial statements.

(d) The two pooled trust preferred securities we evaluated for OTTI are each rated below investment grade. The expected future deferrals and defaults for these securities used in the analysis for OTTI totaled 8.8% and 8.9% of the then current outstanding paying collateral. Neither of these securities had collateral that was subordinate to the classes we held at December 31, 2009, and therefore there were no subordinate classes to absorb any loses. This was based on the amount of underlying securities that were paying interest as of December 31, 2009. We will disclose this in future Forms 10-Q and Form 10-K, and disclose that this shortage of collateral is one of the reasons for our recording OTTI charges, since there is insufficient collateral to repay our investment.

14.
Please tell us and expand the REMIC and CMO category of available for sale securities in future filings to provide a detail of the ten private issues. In this regard, consider the (shared) activity, or business sector, vintage, geographic concentration, credit quality or economic characteristics.  Provide disclosure as to investment grade, subordination or credit enhancements.  Tell us how the company determined credit losses, developed the estimates/projections of key assumptions – prepayment rates, loss severity and defaults rates and how the company analyzed third party reports, if any to determine the OTTI on an individual security basis.

Flushing Financial Corporation Response
We will include a table for the ten private issues of REMIC and CMO securities classified as available for sale in future filings of our Form 10-K. None of these securities represents more than 10% of our stockholders’ equity. Therefore, we will list the securities by a number rather than their name. The table for December 31, 2009 is on page 24 of this letter. The table will include for each issue: (1) amortized cost, (2) fair value, (3) outstanding principal, (4) OTTI charges recorded, (5) year of issuance, (6) maturity date, (7) rating, (8) states and the percentage in which at least 10% of the outstanding principal is located, and (9) average FICO score. Each of these securities: (1) is collateralized by one-to-four family residential mortgage loans, (2) is a senior tranche of the security, and (3) has subordinate classes which must absorb losses before our class of securities would absorb losses. None of these securities contain subprime mortgage loans.

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We used reports prepared by an independent third party to evaluate these securities for credit impairment. The independent third party used a model to project credit losses based on the cash flows of each security that pertain to the tranche we own. We discussed and agreed with the assumptions used for prepayment rates, loss severity and default rates, which were determined for each security based on those demonstrated by each security.

Schedule 14A

General

Director Nominations, page 11

15.
Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(c)(2)(v) of Regulation S-K to include a statement “with regard to each nominee approved by the nominating committee” identifying the person or entity the recommended the respective nominee, as required by Item 407(c)(2)(vii) of Regulation S-K.

Flushing Financial Corporation Response
We respectively submit we complied with the requirements of Item 407(c)(2)(vii). We understand the requirement of the identification of the person or entity recommending nominees does not apply to directors standing for re-election.

Transactions with Related Persons, page 12

16.	Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 404 of Regulation S-K as follows:
•
revise the third paragraph to disclose the dollar amount received by Mr. Nicolosi, as required by Item 404(a)(4) and disclose for how many years Mr. Nicolosi and his firm have represented the Bank; and

•
revise the fifth paragraph to explain how the consulting duties performed by Mr. Tully differed from the responsibilities Mr. Tully had as the Chairman of your Board of Directors, pursuant to Item 404(a)(6).

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Flushing Financial Corporation Response

The third paragraph will be revised in future filings of our Form 10-K and Schedule 14A to clarify that the firm of Nicolosi & Nicolosi, and not Mr. Nicolosi, represents the Bank, that all of the amounts were paid to the firm of Nicolosi & Nicolosi, and that the firm of Nicolosi & Nicolosi has represented the Bank in these matters since 2006.

The duties of the Chairman of the Board of the Company, as prescribed in the Company’s Bylaws, are to preside at board and shareholder meetings. Notwithstanding this limited assignment of responsibility, our Chairman consistently has exercised supervisory and leadership responsibilities consistent with that position as is typical with Nasdaq-listed companies. However, in his capacity as a consultant to the Company, Mr. Tully performed a greater role in assisting in and guiding the Company’s operations and strategic direction. The Company believes that Mr. Tully devoted substantial time each week to the general business and affairs of the Company in a true consulting capacity by reviewing performance information, attending internal meetings, providing telephonic and in-person industry guidance to management based on his long experience, and generally consulting with management on an ad hoc basis as to various operational issues from time to time.  The Company compensated the additional performance and time devoted by Mr. Tully to the business through his consulting arrangement, during which Mr. Tully received no additional compensation for service as Chairman of the Board. Upon the expiration of Mr. Tully’s consulting arrangement, as Mr. Tully’s role at the Company evolved, the Company determined to compensate Mr. Tully in his capacity as Chairman, consolidating his work in that capacity, while still receiving thereunder many of the benefits previously provided pursuant to his consulting arrangement. The Company will include in future filings, as appropriate, fuller disclosure regarding this difference in the duties performed by Mr. Tully in these capacities.

The Company further acknowledges that:
The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at 718-961-5400 extension 2704, or David Fry, Executive Vice President and Chief Financial Officer at extension 2738, should you wish to discuss any aspect of this response.

Very truly yours,

/s/John R. Buran

John R. Buran
President and Chief Executive Officer

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Flushing Financial Corporation
File No. 001-33013
Loans Maturing and Repricing
December 31, 2009
Comment 4

(in thousands)	Construction	SBA	Commercial Mortgage Loans	Commercial Business and Other	Taxi	Multi-Family Residential	One-to Four Family Mixed-Use Properties	One-to-Four Family Residential	Co-Operative Apartment	Total Loans

Amounts due within one year	$18,960	$3,836	$92,150	$56,635	$39,056	$83,042	$25,943	$9,243	$240	$329,105
Amounts due after one year:
One to two years	78,310	3,371	74,738	9,518	16,032	81,617	27,670	9,554	251	301,061
Two to three years	-	3,006	73,353	5,355	6,244	75,471	29,413	9,448	259	202,549
Three to five years	-	3,363	144,965	4,465	92	148,375	63,067	17,828	462	382,617
Over five years	-	3,920	404,893	1,378	-	770,195	598,467	203,847	5,341	1,988,041
Total due after one year	78,310	13,660	697,949	20,716	22,368	1,075,658	718,617	240,677	6,313	2,874,268
Total amount due	$97,270	$17,496	$790,099	$77,351	$61,424	$1,158,700	$744,560	$249,920	$6,553	$3,203,373

Sensitivity of loans to changes in interest rates - loans due after one year
Fixed rate loans	$37,246	$310	$134,847	$8,238	$22,368	$201,903	$154,785	$90,281	$403	$650,381
Adjustable rate loans	41,064	13,350	563,102	12,478	-	873,755	563,832	150,396	5,910	2,223,887
Total loans due after one year	$78,310	$13,660	$697,949	$20,716	$22,368	$1,075,658	$718,617	$240,677	$6,313	$2,874,268

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Flushing Financial Corporation
File No. 001-33013
Private Issues of REMIC and CMO
December 31, 2009
Comment 14
(Dollars in thousands)

Security	Amortized Cost	Fair Value	Outstanding Principal	OTTI Charges Recorded	Year of Issuance	Maturity	Rating	Collateral Located in:					Average FICO Score
								CA	FL	VA	NY	MD
1	$16,842	$14,644	$18,958	$2,199	2006	05/25/35	CCC	43%			14%		721
2	7,591	6,503	7,923	325	2006	08/25/36	CCC	39%	12%				714
3	7,458	6,587	7,834	345	2006	08/25/36	CCC	40%	12%		10%		727
4	7,282	4,499	7,296	-	2006	08/19/36	B	52%					738
5	6,931	4,077	7,261	276	2006	05/25/36	CCC	33%		17%			717
6	5,950	5,046	6,029	-	2006	03/25/36	BB	36%					730
7	5,687	5,176	5,723	-	2005	12/25/35	A+	39%					741
8	4,424	3,302	4,466	-	2006	07/01/23	BBB-	27%					741
9	3,354	3,052	3,403	-	2005	11/25/35	BB	37%		17%		11%	739
10	2,906	2,693	2,911	-	2005	11/25/35	AA	45%					744
Total	$68,425	$55,579	$71,804	$3,145

Ratings are those issued by S & P.

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